UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

TALLGRASS ENERGY GP, LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

874696107

(CUSIP Number)

Anthony Merhige

Harvest Fund Advisors LLC

100 West Lancaster Avenue, Suite 200

Wayne, Pennsylvania 19087

Tel: (610) 341-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 874696107	2

1	NAMES OF REPORTING PERSONS Harvest Fund Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 874696107	3

1	NAMES OF REPORTING PERSONS Harvest Fund Holdco L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 874696107	4

1	NAMES OF REPORTING PERSONS Blackstone Harvest Holdco L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 874696107	5

1	NAMES OF REPORTING PERSONS Blackstone Intermediary Holdco L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 874696107	6

1	NAMES OF REPORTING PERSONS Blackstone Advisory Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 874696107	7

1	NAMES OF REPORTING PERSONS Blackstone Advisory Services L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 874696107	8

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 874696107	9

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 874696107	10

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 874696107	11

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 874696107	12

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,254,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,254,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,254,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to Class A Shares representing limited partner interests (the “Class A Shares”) of Tallgrass Energy GP, LP, a Delaware limited partnership (the “Issuer”), and amends the initial statement on Schedule 13D filed on October 26, 2017 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

As of January 24, 2018, the funds and accounts managed by HFA acquired the securities reported herein for aggregate consideration of approximately $110.3 million, using cash available in such funds and accounts.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b). Calculations of the percentage of Class A Shares beneficially owned assumes that there are a total of 58,075,000 Class A Shares outstanding as of November 2, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017.

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Class A Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The amounts reported herein reflect the number of Class A Shares held by funds and accounts managed by HFA as of January 24, 2018. None of the Blackstone Persons directly owns any Class A Shares.

Harvest Fund Holdco L.P. is the sole member of HFA. Blackstone Harvest Holdco L.L.C. is the general partner of Harvest Fund Holdco L.P. Blackstone Intermediary Holdco L.L.C. is the sole member of Blackstone Harvest Holdco L.L.C. Blackstone Advisory Partners L.P. is the sole member of Blackstone Intermediary Holdco L.L.C. Blackstone Advisory Services L.L.C. is the general partner of Blackstone Advisory Partners L.P. Blackstone Holdings I L.P. is the sole member of Blackstone Advisory Services L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

HFA, an investment adviser registered under the Investment Advisers Act of 1940, as amended, advises funds and accounts. In such capacity, HFA has voting authority and dispositive discretion over the securities of the Issuer described in this Schedule 13D that are owned by the funds and accounts advised by it. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), HFA and the other Reporting Persons each disclaims beneficial ownership of all securities reported as beneficially owned by HFA in this Schedule 13D. None of the Reporting Persons has any pecuniary interest in the securities reported as beneficially owned by HFA in this Schedule 13D, as such term is used for purposes of Section 16 of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the securities referred to herein for purposes of Section 13(d) or Section 16 of the Exchange Act or for any other purpose.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth in Schedule 1 of this Amendment No. 1, none of the Reporting Persons has effected any transaction in Class A Shares in the 60 days prior to this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

As of January 24, 2018, an account managed by HFA has entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 160,773 Class A Shares (representing economic exposure to approximately 0.3% of the Class A Shares). The Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2018

HARVEST FUND ADVISORS LLC

By:	/s/ Anthony Merhige
Name:	Anthony Merhige
Title:	Senior Managing Director

HARVEST FUND HOLDCO L.P.
By: Blackstone Harvest Holdco L.L.C., its General Partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person

BLACKSTONE HARVEST HOLDCO L.L.C.
By: Blackstone Intermediary Holdco L.L.C., its Sole Member
By: Blackstone Advisory Partners L.P., its Sole Member
By: Blackstone Advisory Services L.L.C., its General Partner
By: Blackstone Holdings I L.P., its Sole Member
By: Blackstone Holdings I/II GP Inc., its General Partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE INTERMEDIARY HOLDCO L.L.C.
By: Blackstone Advisory Partners L.P., its Sole Member
By: Blackstone Advisory Services L.L.C., its General Partner
By: Blackstone Holdings I L.P., its Sole Member
By: Blackstone Holdings I/II GP Inc., its General Partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE ADVISORY PARTNERS L.P.
By: Blackstone Advisory Services L.L.C., its General Partner
By: Blackstone Holdings I L.P., its Sole Member
By: Blackstone Holdings I/II GP Inc., its General Partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Tallgrass Energy GP, LP – Schedule 13D/A]

BLACKSTONE ADVISORY SERVICES L.L.C.
By: Blackstone Holdings I L.P., its Sole Member
By: Blackstone Holdings I/II GP Inc., its General Partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I L.P.
By: Blackstone Holdings I/II GP Inc., its General Partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its General Partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Tallgrass Energy GP, LP – Schedule 13D/A]

SCHEDULE 1

The below reflects the transactions in Class A Shares effected by the Reporting Persons during the 60 days prior to January 24, 2018. All transactions occurred in the open market.

Date	Class A Shares Purchased/(Sold)	Weighted Average Trading Price per Class A Share		Seller
11/14/2017	15,000	$	$23.7993	Harvest Fund Advisors LLC*
11/14/2017	(2,205)	$	$23.7599	Harvest Fund Advisors LLC*
11/15/2017	42,862	$	$23.7837	Harvest Fund Advisors LLC*
11/15/2017	250,000	$	$23.8800	Harvest Fund Advisors LLC*
11/16/2017	6,223	$	$23.8900	Harvest Fund Advisors LLC*
11/16/2017	15,000	$	$23.9600	Harvest Fund Advisors LLC*
11/16/2017	(6,223)	$	$23.8900	Harvest Fund Advisors LLC*
11/28/2017	561	$	$22.1900	Harvest Fund Advisors LLC*
11/28/2017	(561)	$	$22.1900	Harvest Fund Advisors LLC*
11/29/2017	3,233	$	$21.8450	Harvest Fund Advisors LLC*
11/30/2017	6,286	$	$22.5800	Harvest Fund Advisors LLC*
11/30/2017	(6,286)	$	$22.5800	Harvest Fund Advisors LLC*
12/1/2017	20,968	$	$23.6443	Harvest Fund Advisors LLC*
12/5/2017	9,801	$	$23.4800	Harvest Fund Advisors LLC*
12/5/2017	(9,801)	$	$23.4800	Harvest Fund Advisors LLC*
12/6/2017	39,208	$	$23.1700	Harvest Fund Advisors LLC*
12/6/2017	(39,208)	$	$23.1700	Harvest Fund Advisors LLC*
12/7/2017	3,381	$	$23.1850	Harvest Fund Advisors LLC*
12/7/2017	(3,381)	$	$23.1850	Harvest Fund Advisors LLC*
12/15/2017	29,721	$	$24.0250	Harvest Fund Advisors LLC*
12/15/2017	(29,721)	$	$24.0250	Harvest Fund Advisors LLC*
12/19/2017	50,173	$	$24.3250	Harvest Fund Advisors LLC*
12/19/2017	(1,477)	$	$23.8037	Harvest Fund Advisors LLC*
12/19/2017	(50,173)	$	$24.3250	Harvest Fund Advisors LLC*
1/4/2018	11,000	$	$25.8034	Harvest Fund Advisors LLC*
1/8/2018	6,400	$	$24.8500	Harvest Fund Advisors LLC*
1/9/2018	14,708	$	$25.5269	Harvest Fund Advisors LLC*
1/9/2018	3,085	$	$25.5755	Harvest Fund Advisors LLC*
1/11/2018	75,297	$	$25.6897	Harvest Fund Advisors LLC*
1/17/2018	16,149	$	$25.3951	Harvest Fund Advisors LLC*
1/19/2018	2,876	$	$25.1000	Harvest Fund Advisors LLC*
1/19/2018	(2,876)	$	$25.1000	Harvest Fund Advisors LLC*
1/23/2018	6,916	$	$25.9950	Harvest Fund Advisors LLC*
1/23/2018	1,777	$	$26.1017	Harvest Fund Advisors LLC*
1/23/2018	3,013	$	$26.5823	Harvest Fund Advisors LLC*
1/23/2018	(6,916)	$	$25.9950	Harvest Fund Advisors LLC*

*	Reflects transactions in the Class A Shares effected by Harvest Fund Advisors LLC on behalf of the funds and accounts it manages.